Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

January 13, 2021

VIA EDGAR TRANSMISSION

Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Gores Metropoulos II, Inc.

Registration Statement on Form S-1

Filed December 23, 2020

File No. 333-251663

Ladies and Gentlemen:

On behalf of our client, Gores Metropoulos II, Inc. a Delaware corporation (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated January 4, 2021, relating to the Registration Statement on Form S-1 of the Company (File No. 333-251663) submitted with the Commission on December 23, 2020. We are concurrently filing via EDGAR amendment no.1 to the Registration Statement (“Amendment No. 1”). The changes reflected in Amendment No. 1 include those made in response to the Staff’s comment and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Exhibits

1.

We note you have a fiscal year end of December 31 and you have previously provided audited financial statements as of August 13, 2020 and for the period from July 21, 2020 (inception) through August 13, 2020. Please tell us how you determined it would be appropriate to update audited financial statements as of and through December 15, 2020.

Securities and Exchange Commission

January 13, 2021

The Company acknowledges the Staff’s comment and has revised Amendment No. 1 to the Registration Statement to reflect audited financial statements as of and through December 31, 2020.

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Please contact the undersigned at (212) 310-8849 if you have any questions or need further information.

Sincerely yours,

/s/ Heather Emmel
Heather Emmel

cc:	Alec Gores

Chairman

Gores Metropoulos II, Inc.

Peter McPhun, SEC

Shannon Menjivar, SEC

Jonathan Burr, SEC

Pamela Long, SEC

Securities and Exchange Commission

Paul D. Tropp, Esq.

Christopher Capuzzi, Esq.

Ropes & Gray LLP

2